VIDEOCON D2H LIMITED

1st Floor, Techweb Centre, New Link Road

Oshiwara Jogeschwari (West), Mumbai 400 102

Maharashtra, India

March 19, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549 - 7010

Re:	Videocon d2h Limited
Registration Statement on Form F-4
Registration No. 333-201870

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Videocon d2h Limited (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective on March 20, 2015 at 5:00 p.m., Eastern Time, or as soon thereafter as may be practicable.

In connection with our submission of this request, we acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Carol Stubblefield of Baker & McKenzie LLP at (212) 626-4729.

Very truly yours,

VIDEOCON D2H LIMITED

By: /s/ Saurabh Pradipkumar Dhoot

Name: Saurabh Pradipkumar Dhoot
Title: Executive Director